Free Writing Prospectus (to Prospectus dated January 24, 2020, as Supplemented by the Prospectus Supplement dated June 10, 2020)
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-236080

Ownership Invitation

The Oregon wine industry is coming back strong as the "stay-at-home" orders increased enthusiasm for food and wine, fostering record sales in grocery stores and online. Oregon wine is the fastest growing wine region in retail scans in America!

Please join us as a Winery Owner in our new Preferred Stock Offering (NASDAQ: WVVIP). As an Owner, you'll receive a 25% discount on wine purchases, VIP private winery tours, invitations to Owners-only events and other benefits highlighted below.

You may purchase shares at $4.85 per share, offering an annual 4.5% dividend or wine credit with 15% more value, if your application and subscription agreement is received by September 30, 2020 and accepted.

The minimum purchase is 350 shares ($1,697.50) and the maximum purchase is 2,300 shares ($11,155.00). Share price will increase to $4.95 after September 30, 2020.

To make an investment, please review the prospectus then submit the application and subscription agreement by clicking the button below.

BECOME A WINERY OWNER


Willamette Valley Vineyards - Our Story
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Benefits of Preferred Stock Ownership

- Discount of 25% off of wine purchases.
- Complimentary VIP winery tours, by appointment, and a complimentary Blending Experience at Willamette Wineworks®.
- Priority to purchase limited-production wines, new releases and wines with personalized labels.
- Personalized winery business cards upon request; the initial set is complimentary.
- Discounted admissions to special events.
- Invitations to Owner-exclusive events.
- Regular email updates on winery developments including seeking Owner feedback and/or involvement.
- Opportunities to volunteer and increase your wine knowledge through the non-profit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador.

To claim Ownership status at Willamette Valley Vineyards, you must be the current Owner of at least 100 shares of Preferred (WVVIP) or Common Stock (WVVI). To ensure that you are marked as an Owner in our system in order to claim your Owner discount and other benefits, please call, email or visit the winery to verify your status as an Owner. We reserve the right to verify Owner status at any point in time for the continuation of Owner benefits.

Winery Highlights



America's Community-Funded Winery
Willamette Valley Vineyards became the first SEC authorized community-funded business in the U.S. through the first successful Regulation A self-underwritten public offering in 1989. The winery has grown with the support of wine enthusiasts through Preferred Stock Ownership (NASDAQ: WVVIP) funding new vineyards, wineries and experiences.

World-class Wines Through Shared Ownership
Founder Jim Bernau believes among the healthiest forms of business are those owned by the community. Jim's vision of organizing the support of wine enthusiasts to make world-class wines through shared ownership has resulted in more than 16,000 owners.

Oregon's Leading Producer of Willamette Valley Appellated Pinot Noir
The winery sources all of its barrel-aged Pinot Noir from its estate-grown vineyards and meticulously farms, by hand, nearly 500 acres in the hills of the valley.

Stewardship of the Land

Since the winery's founding in 1983, stewardship of the land has been a key principle in our winemaking and farming practices. The estate vineyards are certified sustainable through LIVE (Low Input Viticulture and Enology) and Salmon-Safe. In addition, Willamette Valley Vineyards was the first winery in the world to use cork certified through Rainforest Alliance to Forest Stewardship Council standards. Learn More.

Below are a few projects Owners are helping bring to fruition. Join us!

Bernau Estate in the Dundee Hills



Bernau Estate will produce world-class méthode champenoise sparkling wines with an underground aging cellar and biodynamically-farmed vineyard. You will take pride in our sustainable farming practices that create a balanced ecosystem generating healthy soil and elegant wines. The winery will offer Oregon-inspired hospitality with wine and food pairings, stunning views, educational tours and beautiful gardens for you to explore.

Anticipated opening: 2022.

Willamette Wineworks — Our First Prototype Outpost







Willamette Wineworks®, a microwinery located in the Roundhouse building in revitalized Historic Folsom, California features food and wine pairings and a unique Barrel Blending System allowing you to create your own wine blends. Founder Jim Bernau's family in Folsom has brought this idea to life and enabled us to take the Oregon wine story on the road.

Folsom's winemaking history dates back to the mid-1800s with the planting of Natoma Vineyard. In the early 1900s, this vineyard boasted 2,000 acres as one of the largest vineyards in the nation, but when gold was discovered on the property, the vines were replaced with dredgers. Join our reestablish Natoma as a celebrated wine brand in California.

Maison Bleue in Walla Walla







We purchased 36 acres in the Rocks District of Milton-Freewater AVA and have planted 15 acres of Syrah, Grenache and Viognier to produce our Maison Bleue wines. Maison Bleue is dedicated to the production of terroir-driven wines from The Rocks District with a focus on Rhône varietals. The vineyard sits along Highway 11 and Sunnyside Road, the entrance to the appellation. It is also on the direct path to Pambrun Vineyard, which sits in the SeVein on the north slope high above the Rocks.

Wines may be purchased online or in the Walla Walla Tasting Room located at 20 N. 2nd Avenue, Walla Walla, WA 99362.

Pambrun in Walla Walla







We have planted our vineyard of 19 acres alongside those Cabernet Sauvignon visionaries at SeVein. Located on the Oregon side of the Walla Walla Valley, SeVein is a collection of some of the highest quality vineyard land in the world anchored by the renowned Seven Hills Vineyard. Named in honor of Pierre Pambrun, Walla Walla's first citizen who led the Hudson's Bay trading post and was Founder Jim Bernau's fourth great-grandfather. In April 2018, we released the inaugural 2015 vintages of Pambrun Merlot, Cabernet Sauvignon and Chrysologue (a red blend).

Wines may be purchased online or in the Walla Walla Tasting Room located at 20 N. 2nd Avenue, Walla Walla, WA 99362.

Elton in the Eola-Amity Hills




ELTON



Dick and Betty O'Brien planted Elton Vineyard in 1983 and spent their lives growing Pinot Noir and Chardonnay in the Eola Hills south of Dundee. It was named one of Oregon's top ten vineyards by *Wine Press Northwest* and in *Wine & Spirits* as one of the five key vineyards in the Eola-Amity Hills AVA. They have enjoyed providing their winegrapes to some of Oregon's most talented winemakers over the years, including Isabelle Meunier. Between Isabelle's first Oregon vintage in 2007 through the 2015 vintage, only 22 Oregon wines were awarded a score of 95 points or more by *Wine Spectator*. Isabelle produced 11 of those wines. Associate Winemaker Gabi Prefontaine has worked alongside Isabelle to now lead the Elton wines.

Together we will build a boutique Tasting Room adjacent to Elton Vineyard. Elton focuses on small lots of premium Pinot Noir and Chardonnay starting with the 2015 vintage. The by-appointment-only Tasting Room will feature a stunning views of the vineyard and garden. Wines may be purchased online or by attending a signature event, like the annual Garden Party held in the O'Brien Garden.

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Willamette Valley Vineyards
8800 Enchanted Way SE
Turner, OR 97392

Hours

Open Daily: 11 am - 6 pm
Telephone: (503) 588-9463

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